
REVENUE LOAN AGREEMENT
(Promissory Note)


Date of Loan:	[EFFECTIVE DATE]
Amount of Loan:	[AMOUNT]
City and State of Lender:	[CITY, STATE]
Payment Start Date:	December 31, 2021

For value received **JOGALONG STROLLER LLC**, a Kansas limited liability company (the "***Borrower***"), hereby promises to pay to the order of [INVESTOR NAME] ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1.   **Definitions**.

(a)   "***Net Revenues***" means all of the Borrower's actual cash receipts, less returns, shipping, chargebacks, rebates, refunds or other amounts paid to its customers or distributors, from all sales of any kind, including prepaid licenses.

(b)   "***Lenders***" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

(c)   "***Measurement Period***" means the period of time with respect to which a payment is made.

(d)   "***Note***" means this Revenue Loan Agreement. "***Notes***" means all of the Revenue Loan Agreements issued in the crowdfunding offering of which this Note is a part.

(e)   "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.

(f)   "***Permitted Deferral***" is defined in Section 3.1(a) hereof.

(g)   "***Pro-Rata Share***" means, at any time, a fraction, the numerator of which is the initial principle amount of the Notes issued to such Lender, and the denominator of which is the total amount of principle of the Notes issued in this offering.

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(h)   "*Repayment Amount*" means an amount that is 3.0 multiplied by the amount of the loan made under this Note (the "**Loan**").

(i)   "*Revenue Percentage*" means 10%.

2.   Basic Terms.

(a)   **Group of Revenue Loans**. This Loan is issued as part of a group of identical or substantially similar loans issued to a number of investors in the offering.

(b)   **When Paid in Full**. The loan will be considered paid in full and this Note will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

(c)   **Interest Rate.** The amount by which the Repayment Amount exceeds the amount of the Loan will be treated as interest to the maximum extent allowed under applicable law. The amount of the Loan will not bear any interest in addition to such amount.

3.   Payments.

(a)   **Annual Payments**. Beginning on the Payment Start Date, Borrower shall make annual payments to the Lender until the Repayment Amount is repaid in full; *provided, however*, that at any time the Borrower may defer up to one year of such payments upon notice to Lender (each, a "*Permitted Deferral*").

(b)   **Amount of Each Payment**. The amount of each payment shall be the Lender's Pro-Rata Share of the product of the Revenue Percentage and the Net Revenues, if any, from the Measurement Period ended immediately prior to the payment date.

(c)   **Timing of Payment**. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days after the end of each Measurement Period.

(d)   **Order of Application of Payments**. All payments under this Note shall be applied first to interest and then to principal.

(e)   **Place of Payment.** All amounts payable hereunder shall be payable at the office of WeFunder, Inc., c/o Lender, [Investor Name] , unless another place of payment shall be specified in writing by Lender.

(f)   **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.

4.   Prepayment. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on their Pro-Rata Share.

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5.   **Characterization of Investment.** The parties agree that they shall treat this Note as a loan for financial, tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are a resident.

6.   **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to WeFunder to be paid to the other Lenders in accordance with their respective Pro-Rata Shares of such payments.

7.   **Borrower Representations**

(a)   The Borrower is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Borrower of this instrument is within the power of the Borrower and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Borrower. This instrument constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Borrower, it is not in violation of (i) its current articles of organization or bylaws, (ii) any material statute, rule or regulation applicable to the Borrower or (iii) any material indenture or contract to which the Borrower is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Borrower.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Borrower; (ii) result in the acceleration of any material indenture or contract to which the Borrower is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Borrower or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Borrower, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Borrower's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8.   **Lender Representations**

(a)   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as

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limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

(c)   The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

(d)   The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same.

(e)   The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(f)   The Lender has had the opportunity to review all materials provided by the Borrower in connection with this offering to its satisfaction, and all materials it has requested have been provided.

(g)   The Lender has had the opportunity to have its questions relating the Borrower and this Offering answered to the Borrower's satisfaction.

(h)   The Lender has relied solely on its own legal, accounting and other professional advisers in making a decision to purchase this Note.

(i)   The Lender understands that the Borrower is an early stage company with no sales history and limited product offerings and that, as with all such companies, there is a very high risk of failure and a very high risk that the Lender will lose the entire value of its investment.

9.   **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

(a)   Other than with respect to a Permitted Deferral, Borrower fails to pay any amount due under this Note within 30 days of when the amount is due;

(b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

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(c)   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10.   Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes in proportion to their respective Pro-Rata Shares. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11.   Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12.   Amendments. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

13.   Notice. Any notice required or permitted by this instrument will be deemed sufficient when delivered by overnight courier or sent by email to the relevant address given through Wefunder, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address given through Wefunder, as subsequently modified by written notice.

14.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Kansas, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

15.   Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

16.   No Stockholder Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon

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any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

17.   Tax Withholding.   Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

18.   Not Effective Until Acceptable by Borrower. This Note is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

CBS005-2301 3952032 (v01C)

BORROWER:

JogAlong Stroller LLC

By: *Founder Signature*

        [FOUNDER NAME]

        [FOUNDER TITLE]

LENDER:

[[INVESTOR NAME]   ]

By: *Investor Signature*

Name: [Investor Name]

Title: [INVESTOR TITLE]

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited